SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULED 13d-2(a) UNDER THE SECURITIES ACT OF 1934

RedHill Biopharma Ltd.

(Name of Issuer)

Ordinary Shares	757468103
(Title of class of securities)	(CUSIP number)

21 Ha'arba'a Street,

Tel Aviv 64739, Israel

Telephone: +972-3-541-3131

(Name, address and telephone number of person authorized to receive notices and communications)

January 21, 2014 (1)

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(1) On this date, the Issuer closed a private placement of ordinary shares and warrants to private investors, which reduced Dr. Shmuel Cabilly's percentage of beneficial ownership holdings in the Issuer.

(Continued on following pages)

CUSIP No. 757468103	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Dr. Shmuel Cabilly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,628,178 (1)
	8	SHARED VOTING POWER ---
	9	SOLE DISPOSITIVE POWER 4,628,178 (1)
	10	SHARED DISPOSITIVE POWER ---
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,628,178
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.25% (2)
14	TYPE OF REPORTING PERSON (See instructions) IN

(1) This figure is as of February 9, 2014 and includes options to purchase 240,000 Ordinary Shares exercisable within 60 days of February 9, 2014 and non-tradable warrants to purchase 494,000 ordinary shares.

(2)This figure is as of February 9, 2014, based on 87,388,314 ordinary shares outstanding as of February 9, 2014. When the obligation to file this Schedule D arose on January 21, 2014, this figure was 5.45%, based on 81,142,232 ordinary shares outstanding as of January 21, 2014.

Item 1. Security and Issuer

Item 1 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

This Statement on Schedule 13D/A (this "Statement") relates to the ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares"), of RedHill Biopharma Ltd., a company organized under the laws of Israel ("RedHill"). The address of the principal executive offices of RedHill is 21 Ha'arba'a Street, Tel Aviv 64739, Israel.

Item 2. Identity and Background.

Item 2 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) – (c), (f) This Statement is filed by Dr. Shmuel Cabilly, a citizen of the State of Israel (the "Reporting Person"). Dr. Shmuel Cabilly is a private investor and serves as a director in several companies, including RedHill. His principal business address is 13 Em Kol Hai Street, Gedera, Israel.

(d) – (e) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

Dr. Shmuel Cabilly used his personal funds to obtain beneficial ownership over 4,388,178 Ordinary Shares. Options to purchase 240,000 Ordinary Shares were obtained in connection with the services he has provided as a director of RedHill. On January 21, 2014, RedHill closed a private placement of ordinary shares and warrants to private investors, which resulted in a reduction of Dr. Shmuel Cabilly's percentage of beneficial ownership holdings in RedHill to 5.45%. On February 2, 2014, tradable warrants were exercised by certain shareholders of RedHill, which further reduced Dr. Shmuel Cabilly's percentage of beneficial ownership holdings in RedHill to 5.25%.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)	As of the date of February 9, 2014, Dr. Shmuel Cabilly is the beneficial owner of 4,628,178 Ordinary Shares of RedHill. This figure includes options to purchase 240,000 Ordinary Shares exercisable within 60 days of February 9, 2014 and non-tradable warrants to purchase 494,000 Ordinary Shares. As such, Dr. Shmuel Cabilly is the beneficial owner of 4,628,178 Ordinary Shares of RedHill, representing approximately 5.25% of the total outstanding Ordinary Shares of RedHill based on 87,388,314 Ordinary Shares outstanding as of February 9, 2014.

(b)	As of February 9, 2014, Dr. Shmuel Cabilly has sole voting and dispositive power over 4,628,178 Ordinary Shares of RedHill.

(c)	The Reporting Person has not effected any transaction in Ordinary Shares of RedHill during the 60 days prior to the filing of this Schedule 13D/A.

(d)	Not applicable.

(e)	Not applicable.

Signatures

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 9, 2014
/s/ Dr. Shmuel Cabilly —————————————— Dr. Shmuel Cabilly